EXHIBIT 4.10

Confidential Information (indicated by [...]) has been omitted and filed separately with the
Securities and Exchange Commission.

NON-ASSERTION AGREEMENT

This Non-assertion Agreement (hereinafter referred to as the “Agreement”) is made and entered into this 30th day of June, 2004 (“Effective Date”), by and between Mitsubishi Electric Corporation, a corporation of Japan, having its principal office at 2-2-3, Marunouchi Chiyoda-ku, Tokyo 100-8310, Japan (hereinafter referred to as “Mitsubishi”), and WAVECOM S.A., a corporation of France, having its principal office at 3, esplanade du Foncet, 92442 Issy-les-Moulineaux Cedex France (hereinafter referred to as “Wavecom”).

WITNESSETH

WHEREAS, Mitsubishi and Wavecom own certain patents technically or commercially essential to the GSM Standards and other patents which are not essential to the GSM Standards but may be used for mobile communication systems in the field of GSM; and

WHEREAS, Mitsubishi and Wavecom desire to determine fair, reasonable and non discriminatory terms and conditions which cover all patent issues, including any future potentials, relating to both parties’ GSM products.

NOW, THEREFORE, in consideration of the mutual premises and covenants contained herein, Mitsubishi and Wavecom agree as follows:

ARTICLE 1 – DEFINITIONS

For the purpose of this Agreement, the following terms shall have the following meanings:
1.1	“Patent(s)” shall mean any patent, including utility models but excluding design patents and registered designs and other protection of the appearance of a product, applied for, issued or registered at any time, prior or during this Agreement, in any country of the world. The term Patent shall also include any patent application for any Patent as well as any division, continuation, continuation-in-part, reissue, renewal, and extension of the Patent and any patent resulting from the patent applications.

1.2	“Mitsubishi Patent(s)” shall mean (i) any Patent having claims the infringement of which cannot reasonably be avoided in remaining compliant with any of the GSM Standards either for technological reasons or for lack of commercially viable technical alternatives (“Technically/Commercially Essential Patents”) and (ii) any Patent which is not essential to the GSM Standards but may be used for GSM mobile communication systems, owned and controlled by the Communication Systems Group of Mitsubishi or Mitsubishi’s Affiliates controlled by CSG (collectively, “Mitsubishi CSG”) on, before and after the Effective Date of this Agreement. For the avoidance of doubt, Mitsubishi Patents shall include Technically/Commercially Essential Patents, if any, which are owned and controlled by any Mitsubishi’s business units or Affiliates other than Mitsubishi CSG on, before and after the Effective Date of this Agreement. Mitsubishi Patents shall not include any patent of Mitsubishi that is handled or jointly licensed in any patent pool or consortium such as the MPEG4 Visual and MPEG4 Systems.
1.3	“Wavecom Patents” shall mean (i) any Patent having claims infringement of which cannot reasonably be avoided in remaining compliant with any of the GSM Standards either for technological reasons or for lack of commercially viable technical alternatives (“Technically/Commercially Essential Patents”), and (ii) any Patent which is not essential to the GSM Standards but may be used for GSM mobile communication systems, owned and controlled by Wavecom or its Affiliates on, before and after the Effective Date of this Agreement. Wavecom Patents shall not include any patent of Wavecom that is handled or jointly licensed in any patent pool or consortium.
1.4	“Mitsubishi Products” shall mean:
(a)	complete mobile terminals (such as a PDA, smart phone or cellular phone);
(b)	modems being a stand alone voice and/or data communication device which comprises in a common housing a SIM card holder and interfaces to external voice and/or data sources;
(c)	modules being an intermediate device intended to be integrated or used in combination with other equipments or devices through interfaces with voice and/or data sources; and
(d)	complete kits for modules having substantially all of the following functions:Radio Frequency and Base Band software and hardware;
which operate in compliance with the GSM Standards or enable a feature or a function under the GSM Standards. It is noted that Mitsubishi Products shall not include the same with so-called "dual-mode" function which operates in compliance with (i) the GSM Standards and (ii) WCDMA, CDMA2000 or any other telecommunication standards.

1.5	“Wavecom Products” shall mean:
(a)	modems being a stand alone voice and/or data communication device which comprises in a common housing a SIM card holder and interfaces to external voice and/or data sources;
(b)	modules being an intermediate device intended to be integrated or used in combination with other equipments or devices through interfaces with voice and/or data sources; and
(c)	complete kits for modules having substantially all of the following functions: Radio Frequency and Base Band software and hardware;
which operate in compliance with the GSM Standards or enable a feature or a function under the GSM Standards. It is noted that Wavecom Products shall not include the same with so-called “dual-mode” function which operates in compliance with (i) the GSM Standards and (ii) WCDMA, CDMA2000 or any other telecommunication standards.
For the avoidance of doubt, Wavecom Products include any of (a), (b) and (c) products whatever their further use ie without limitation, which are used in or with any “Vertical Applications” including vehicles, vending machines, banking machines, wireless local loop equipments, or “Personal Communication Devices” including handsets, PDAs, or computing.
1.6	“GSM Standard(s)” shall mean the standard specifications by ETSI and/or other national telecommunications standards setting body, that are applicable to the Global System for Mobile Communications (“GSM”), the General Packet Radio Services (“GPRS”) and the Enhanced Data for GSM Evolution (“EDGE”) including its revisions, and localized version thereof, but not fundamentally altered. For the avoidance of doubt, any third generation mobile telephony standard, including but not limited to IMT-2000, 3GPP, 3GPP2, WCDMA, CDMA2000 and TD-SCDMA, shall not be included in the definition of GSM Standard hereunder.
1.7	“Affiliate(s)” shall mean a corporation or other entity of which a party hereto owns or controls, directly or indirectly, more than fifty percent (50%) of its voting stocks or rights; provided, however, that such corporation or other entity shall be regarded as Affiliate(s) only as long as such ownership or control exists.
1.8	“Net Sales Price” shall mean the gross invoice price of Wavecom Products as packed for shipment without any reductions except for the following items to the extent to which they are either separately itemized, or otherwise identifiable to the satisfaction of Mitsubishi and paid or allowed and included in the gross invoice price:

(a)	sales or turnover taxes on sales invoices;
(b)	transportation charges, and insurance costs on shipments to customers;
(c)	discounts allowed in amounts customary in the trade;
(d)	credits allowed for Wavecom Products returned or not accepted by customers.
Wavecom Products shall be deemed to be sold, leased or otherwise transferred to the customers, as the case may be, when they are invoiced or, if not invoiced, shipped to the customers. Wavecom Products shipped at no charge for test, evaluation and demonstration purposes in the normal course of the business shall not be considered as sold, leased or otherwise transferred and shall not be reported to Mitsubishi nor subject to any royalty payment.

ARTICLE 2 – NON ASSERTION OF RIGHTS/RELEASE

2.1	Subject to the terms and conditions of this Agreement, Mitsubishi hereby agrees that Mitsubishi and its Affiliates will not assert, during the term of this Agreement, directly and indirectly, any cause of action based, in whole or part, upon the purported infringement by Wavecom, its Affiliates, their direct or indirect customers and subcontractors, of any of Mitsubishi Patents, as a result of manufacture, subcontracted manufacture, use, sale, offer for sale, lease, import or other disposition of Wavecom Products in any country of the world.
2.2	In no event shall the provision of Article 2.1 be construed as Mitsubishi granting any license or immunity either directly or by implication, estoppel or otherwise, to any third party acquiring any Wavecom Product either directly or indirectly from Wavecom or its Affiliates for: (a) the combination of such Wavecom Product by such third party with any hardware or software item not acquired from Wavecom, where such combination is the direct cause of infringement (direct or contributory infringement) of any Mitsubishi Patent; or (b) any hardware or software item per se not acquired directly or indirectly from Wavecom that such third party combines with such Wavecom Product. However, Mitsubishi hereby covenants not to assert nor have asserted (including ensures that its Affiliates do not assert or have not asserted) any of Mitsubishi Patents against Wavecom and its Affiliates regarding its/their licensing of an internal design to make mobile terminals (technology licensing). For the avoidance of doubt, in no event shall Mitsubishi’s covenant of no-assertion hereunder be construed as covering any products which Wavecom’s customers purchased from any entity other than Wavecom, its Affiliates or their authorized distributors.

2.3	As partial consideration for the non-assertion of rights under Article 2.1, Wavecom agrees that Wavecom and its Affiliates will not assert, during the term of this Agreement, directly and indirectly, any cause of action based, in whole or part, upon the purported infringement by Mitsubishi, its Affiliates, their direct or indirect customers and subcontractors, of any of Wavecom Patents, as a result of manufacture, subcontracted manufacture, use, sale, offer for sale, lease, import or other disposition of Mitsubishi Products in any country of the world.
2.4	In no event shall the provision of Article 2.3 be construed as Wavecom granting any license or immunity either directly or by implication, estoppel or otherwise, to any third party acquiring any Mitsubishi Product either directly or indirectly from Mitsubishi or its Affiliates for: (a) the combination of such Mitsubishi Product by such third party with any hardware or software item not acquired from Mitsubishi, where such combination is the direct cause of infringement (direct or contributory infringement) of any Wavecom Patent; or (b) any hardware or software item per se not acquired directly or indirectly from Mitsubishi that such third party combines with such Mitsubishi Product. However, Wavecom hereby covenants not to assert nor have asserted (including ensures that its Affiliates do not assert or have not asserted) any of Wavecom Patents against Mitsubishi and its Affiliates regarding its/their licensing of an internal design to make mobile terminals (technology licensing). For the avoidance of doubt, in no event shall Wavecom’s covenant of no-assertion hereunder be construed as covering any products which Mitsubishi’s customers purchased from any entity other than Mitsubishi, its Affiliates or their authorized distributors.
2.5	For the purpose of this Article 2, “subcontracted manufacture” of Mitsubishi Products or Wavecom Products includes the act of Mitsubishi or Wavecom to subcontract portions of the manufacture and/or assembly of Mitsubishi Products or Wavecom Products to third parties and also the act of Mitsubishi or Wavecom to have a third party manufacture Mitsubishi Products or Wavecom Products for the sole account of Mitsubishi or Wavecom; provided that said Mitsubishi Products or Wavecom Products are made by such third party by using manufacturing drawings and specifications provided by Mitsubishi or Wavecom respectively which are in sufficient detail that no major additional designing is required by such third party except for adoption to the production processes and standards normally used by the third party.

2.6	Each party hereby, for itself and its present Affiliates, releases the other party and the other party’s Affiliates and all customers of such other party and such other party’s Affiliates who have purchased or used Mitsubishi Products or Wavecom Products herein subject of this Agreement, from all claims, demands and rights of action which the first mentioned party or any of its present Affiliates may have on account of any act of infringement or alleged infringement of any Wavecom Patents or Mitsubishi Patents respectively prior to the Effective Date of the Agreement.
2.7	Either party agrees to be responsible for its Affiliates’ compliance with the terms and conditions of this Agreement.
2.8	This Agreement does not grant any right or license, or non-assertion under any intellectual property rights of either party except for the obligation of non-assertion of rights set forth in Article 2.1, 2.2, 2.3, 2.4 and 2.6 hereof, and no other right or license is to be implied by or inferred from any provision of this Agreement or by the conduct of the parties except as expressly provided in this Agreement.
2.9	Neither party shall use any trademark of the other party or any marks, signs or symbols similar to or resembling any trademark or trade names of the other party.
2.10	Neither party shall have any obligation to provide the other party with any technical assistance, technical training nor other technical services.

ARTICLE 3 – CONSIDERATION

3.1	In consideration of the non-assertion of rights under Article 2.1 of this Agreement, Wavecom shall pay to Mitsubishi, (i) with respect to Wavecom’s sales on and before 31 December 2003, […], and (ii) with respect to Wavecom’s sales on and after 1 January 2004, a running royalty at the royalty rate of […] based upon the Net Sales Price of all Wavecom Products sold, leased or otherwise transferred to the customer by Wavecom or its Affiliates in any country of the world. The initial payment shall not be credited against any running royalties hereunder.
3.2	No royalty shall be due by Wavecom to Mitsubishi for any Wavecom Products sold to Mitsubishi or an Affiliate of Mitsubishi.
3.3	No royalty shall be due by Wavecom to Mitsubishi for Wavecom Products rented, leased, let out or otherwise delivered at no charge to a Wavecom customer for normal commercial practice (engineering samples, test products, etc).
3.4	Royalty shall be payable once for each Wavecom Product sold by Wavecom or a Wavecom Affiliate. In the event that a customer or prospective customer of Wavecom claims already to have an obligation to pay royalties to Mitsubishi under an existing license agreement (or non-assertion agreement) in respect of Mitsubishi Patents, which license/non-assertion covers the purchase of Wavecom Products (an “Other Mitsubishi Licensee”) Wavecom shall provide written notice to Mitsubishi of the identity of such Other Mitsubishi Licensee. Mitsubishi shall confirm to Wavecom whether Wavecom will be exempted from paying royalties to Mitsubishi under this Agreement in respect of sales to that Other Mitsubishi Licensee; provided however that if Mitsubishi does not provide such written response to Wavecom within twenty (20) business days of such notice, Wavecom shall be exempt from paying applicable royalties to Mitsubishi under this Agreement. Any such notice provided pursuant to this Article 3.4 shall be considered confidential information subject to the confidentiality provisions of this Agreement.

3.5	In view of the continuous changes in the GSM market, Wavecom shall have the right to request, on and after the third anniversary of the Effective Date, from Mitsubishi a renegotiation of the financial terms of this Agreement upon production of evidences that Mitsubishi’s royalty rates are unreasonably high vis-à-vis the rates of comparable licensors for comparable agreements.
3.6.	The non-assertion and release granted to Mitsubishi and its Affiliates, including immunity to their customers and subcontractors under Article 2.3 shall be royalty free and fully paid-up.

ARTICLE 4 – PAYMENT, RECORDS AND REPORTS

4.1	The initial payment set forth in Article 3.1 is payable to Mitsubishi in […] installments as follows:
[…]
Mitsubishi shall invoice Wavecom and Wavecom shall pay Mitsubishi according to the above dates.
4.2	Wavecom agrees to make written reports to Mitsubishi within thirty (30) days after March 31, June 30, September 30 and December 31 of each year during the term of this Agreement and within sixty (60) days after expiration or termination of this Agreement, describing and stating the followings:
(a)	number of Wavecom Products sold, leased or otherwise transferred to the customers by Wavecom and its Affiliates, during the preceding calendar quarter;
(b)	Net Sales Price of Wavecom Products sold, leased or otherwise transferred to the customers by Wavecom and its Affiliates;

(c)	total royalties due; and
(d)	names and addresses of all Affiliates to which this Agreement has been extended.
Such written reports shall be submitted, whether or not use, sales, or otherwise disposition occurred during the reporting period in question. Wavecom will provide to Mitsubishi on a regular basis the names of the customers of Wavecom Products either (i) when such information is not any more covered by a confidentiality obligation towards such Wavecom customers or (ii) in connection with the non assertion obligations under the Agreement, upon Mitsubishi’s written request who is willing to confirm the information given by the customer itself that such is a Wavecom customer.
4.3	Notwithstanding the provision of Article 4.2 above, Wavecom shall provide, no later than 28 July 2004, Mitsubishi with a report on the Wavecom Products sold by Wavecom and its Affiliates during the first two calendar quarters of 2004 (1 January 2004 through 31 June 2004). The first payment in accordance with Article 4.1 shall be made together with the royalty payment for all Wavecom Products sold during the period January 1st and June 30th 2004, which payment shall be made no later than 31 July 2004.Mitsubishi will invoice Wavecom separately for the first payment made in accordance with Article 4.1 and for the amount of royalties due for the two first quarters of 2004.
4.4	Mitsubishi shall invoice Wavecom according to Wavecom royalty statements and Wavecom shall pay Mitsubishi invoices no later than thirty (30) days following receipt of the invoice. All payments shall be made in the Euro currency to Mitsubishi at the following bank account via wire transfer without deductions or charges of any kind except for the withholding taxes under Article 4.7:

[…]
Swift Code: […]
Account No.: […]
Account Name: […]

In the event Wavecom’s invoiced price to the customers is in a currency other than Euro, such amount shall be converted into the Euro currency using the monthly average of all the daily Euro foreign exchange reference rates published by the ECB (European Central Bank) for the relevant calendar month in which the sales occur.

4.5	In the event that any amount payable under this Agreement is not paid by the date payment is due, Wavecom shall also pay interest on such amount at the annual rate […] for the period from the due date to the date on which payment is actually made. If such interest rate exceeds the maximum legal rate in the jurisdiction where a claim therefore is being asserted, the interest rate shall be reduced to such maximum legal interest rate.
4.6	Wavecom shall, for at least three (3) years after the date of submission of each report as required under Article 4.2 and 4.3, keep records in sufficient detail to permit the determination of the running royalties payable hereunder and at the request and expenses of Mitsubishi, will permit an independent certified public accountant selected by Mitsubishi, or any other person acceptable to both Wavecom and Mitsubishi (“Auditor”), to examine during ordinary business hours such records as may be necessary to verify or determine royalties paid or payable under this Agreement. Such Auditor shall be instructed to report to Mitsubishi only information related to determining the amount of royalties due and payable. Should such examination lead to the discovery of a greater than […] discrepancy in reporting, Wavecom shall reimburse Mitsubishi for its reasonable costs of appointing the Auditor to carry out and report on such examination, in addition to Wavecom making prompt payment of such underpayment together with interest for late payment calculated in accordance with Article 4.5.
4.7	Except as otherwise expressly provided below, all payments under this Agreement shall be in the full amounts as stated herein, exclusive of any taxes, duties, levies, fees and the like which may be levied by the Government of France. All such taxes, fees or the like shall be the responsibility of Wavecom's account; provided, however, that in the event income taxes are levied by the Government of France upon payments due to Mitsubishi hereunder, Wavecom may deduct, as required by the income tax laws of France, such income taxes from the payments due to Mitsubishi and pay the same, as income taxes, on behalf of Mitsubishi to the Tax Authorities of France and provided further that Wavecom shall provide Mitsubishi as promptly as possible with the relevant tax receipts evidencing payment of such taxes on behalf of Mitsubishi which are necessary for Mitsubishi to obtain any related income tax credits in Japan. Mitsubishi has agreed to the provisions of this Article based on the understanding that the current withholding tax rate applicable to payments hereunder in accordance with the current Tax Treaty between the France and Japan is ten percent (10%) for the initial payment and running royalties hereunder. If and when the Tax Treaty between France and Japan is amended and the amendment releases Wavecom from the obligation to pay on behalf of Mitsubishi any withholding tax on running royalties hereunder, the ten percent (10%) French withholding tax on the running royalties will no longer be applicable.

ARTICLE 5 – PARTIAL SUSPENSION OF NON-ASSERTION

5.1	If during the term of this Agreement a direct or indirect customer of Wavecom Products (“Wavecom Customer”) asserts a patent relating to radio telephony equipment in the field of GSM (“Wavecom Customer Patent”) against Mitsubishi and the Wavecom Customer also asserts that Mitsubishi is prevented from asserting claims under Mitsubishi Patents against the Wavecom Customer as a result of the non-assertion set forth in Articles 2.1, then the non-assertion hereunder extended to such Wavecom Customer shall immediately be suspended as of the date of written notice to Wavecom. The suspension shall be effective only if and so long as Mitsubishi actively negotiates and/or defends such claim and only to the extent necessary to obviate the assertion made by the Wavecom Customer that Mitsubishi is prevented from asserting claims against such Wavecom Customer under Mitsubishi Patents. Such suspension shall remain in effect until such time as the Wavecom Customer and Mitsubishi enter into a license or settlement agreement under the Wavecom Customer Patent, at which time the non-assertion extended to the Wavecom Customer shall immediately be reinstated.
5.2	If during the term of this Agreement a direct or indirect customer of Mitsubishi Products (“Mitsubishi Customer”) asserts a patent relating to radio telephony equipment in the field of GSM (“Mitsubishi Customer Patent”) against Wavecom and the Mitsubishi Customer also asserts that Wavecom is prevented from asserting claims under Wavecom Patents against the Mitsubishi Customer as a result of the non-assertion set forth in Articles 2.3, then the non-assertion hereunder extended to such Mitsubishi Customer shall immediately be suspended as of the date of written notice to Mitsubishi. The suspension shall be effective only if and so long as Wavecom actively negotiates and/or defends such claim and only to the extent necessary to obviate the assertion made by the Mitsubishi Customer that Wavecom is prevented from asserting claims against such Mitsubishi Customer under Wavecom Patents. Such suspension shall remain in effect until such time as the Mitsubishi Customer and Wavecom enter into a license or settlement agreement under the Mitsubishi Customer Patent, at which time the non-assertion extended to the Mitsubishi Customer shall immediately be reinstated.

ARTICLE 6 – PUBLICITY

6.1	Either party may disclose the existence of this Agreement, but the terms of this Agreement shall be maintained in confidence and the parties shall not divulge any part thereof to any third party except:
(a)	with the prior written consent of the other party; or
(b)	to any governmental body having jurisdiction to request and to read the same; or
(c)	as otherwise may be required by law or legal processes; or
(d)	to auditors and accountants representing either party, provided that, in case of such divulgence pursuant to this section 6.1(d), to the extent permissible by law, such divulging party shall impose equivalent confidentiality obligations on the recipient in writing prior to such divulgence; or
(e)	to its Affiliates, and as applicable hereunder to its customers and subcontractors provided that, in case of such divulgence pursuant to this section 6.1(e), to the extent permissible by law, such divulging party shall impose equivalent confidentiality obligations on the recipient in writing prior to such divulgence, and provided the financial terms of this Agreement remain undisclosed to customers and subcontractors.

Notwithstanding the above, no disclosure of this Agreement shall be made pursuant to section 6.1(b) and 6.1(c) without the disclosing party first giving the other party sufficient time to seek a protective order or otherwise assure the confidentiality of this Agreement as that other party shall deem appropriate. Mitsubishi acknowledges that Wavecom is listed on both the NASDAQ and Euronext Stock Exchanges and that Wavecom may be required to make certain disclosures relating to this Agreement to the extent necessary to meet the regulatory requirements of those Exchanges, and in particular the rules of the US Securities Exchange Commission (SEC). Mitsubishi hereby authorizes Wavecom to make such disclosures, provided that (i) Wavecom shall have the financial terms hereof remain undisclosed and (ii) Wavecom shall make its reasonable efforts to inform Mitsubishi in writing of the scope of the required disclosure prior to such disclosure by providing the confidential version of the Agreement that Wavecom intends to disclose.

ARTICLE 7 – TERM AND TERMINATION

7.1	This Agreement shall become effective on the Effective Date and shall remain in force until cessation of manufacture of Mitsubishi Products and Wavecom Products by both parties and their respective Affiliates unless earlier terminated according to the provisions of Article 7.2 below.
7.2	Either party may terminate this Agreement by giving written notice to the other party if:
(a)	The other party fails to perform or comply with this Agreement or any provision hereof and does not remedy such failure within sixty (60) days following the dispatch of the notice of such failure from the non-defaulting party;
(b)	The other party enters into voluntary or involuntary bankruptcy or insolvency, or ceases to make payments to its creditors;
(c)	A receiver or trustee is appointed to take over or administer or conduct all or a substantial part of the business or property of the other party;
(d)	The other party is dissolved or liquidated.
The rights and remedies under this Article 7.2 shall not be exclusive and can be exercised in addition to any other rights and remedies provided by law or under this Agreement.
7.3	If a third party acquires ownership of one party (by way of merger, acquisition, consolidation, transfer or otherwise) and notifies the other party of its intention to maintain the Agreement, then this third party shall be deemed substituted for the name of Wavecom or Mitsubishi (as applicable) and have all the rights and obligations of Wavecom or Mitsubishi (as applicable) under this Agreement.
7.4	Each party and their Affiliates shall have the right, subject to the reporting and payment obligations of this Agreement which shall remain in effect to this purpose, to sale, offer for sale, lease, import or other dispose of any Wavecom Products or Mitsubishi Products in the process of manufacture or in finished goods inventory upon the termination of this Agreement.
7.5	The provisions of Articles 4.5, 4.6, 5, 6, 7.4, 7.5, 8, 9, 10, 13 and 14 shall survive any termination or expiration of this Agreement.

ARTICLE 8 – WARRANTY/ DISCLAIMER OF WARRANTY

8.1	Each party hereby represents and warrants that it has the right to grant to the other party the rights and non assertions granted hereunder; and that there are no outstanding agreements, assignments, or encumbrances (other than statutory employee inventor rights), not notified to the other party prior to the Effective Date of this Agreement, that materially effect the ownership or control of the patents that are the subject of the rights granted hereunder and which would materially restrict the rights granted under such patents. Each party warrants that during the term of this Agreement neither it nor an Affiliate will take any action that would materially prejudice the rights granted to the other Party hereunder. In particular, but without limitation to the aforesaid, each party warrants that it will not assign substantial part of its patents that are the subject of this Agreement unless such assignment is specifically made subject to the terms of this Agreement.
8.2	ALL EXPRESS OR IMPLIED REPRESENTATIONS AND WARRANTIES, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT, ARE HEREBY DISCLAIMED.
8.3	NEITHER PARTY MAKES ANY WARRANTIES OF ANY KIND REGARDING ITS PATENTS, THEIR VALIDITY, OR THE PATENTABILITY OF THE INVENTIONS CLAIMED THEREIN.
8.3	EITHER PARTY DISCLAIMS TO THE OTHER PARTY ANY AND ALL WARRANTIES AGAINST INFRINGEMENT OF THIRD PARTY PATENTS, TRADEMARKS, COPYRIGHTS, AND OTHER INTELLECTUAL PROPERTY RIGHTS.

ARTICLE 9 – LIMITATION OF LIABILITY

9.1	IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY DAMAGES IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT (WHETHER DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE ), NO MATTER WHAT THEORY OF LIABILITY, EVEN IF THE EXCLUSIVE REMEDIES PROVIDED FOR IN THIS AGREEMENT FAIL OF THEIR ESSENTIAL PURPOSE AND EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OR PROBABILITY OF SUCH DAMAGES.
9.2	NEITHER PARTY SHALL HAVE ANY LIABILITY WHATSOEVER TO THE OTHER PARTY OR ANY OTHER PERSON FOR OR ON ACCOUNT OF ANY INJURY, LOSS OR DAMAGE SUSTAINED BY OR ANY OTHER LIABILITY INCURRED BY OR IMPOSED UPON THE OTHER PARTY OR ANY OTHER PERSON ARISING OUT OF OR IN CONNECTION WITH (A) THE MANUFACTURE, USE, SALE, OR OTHERWISE DISPOSITION OF ANY MITSUBISHI PRODUCT OR WAVECOM

PRODUCT, OR THE PRACTICE OF THE MITSUBISHI PATENTS OR WAVECOM PATENTS; OR (B) THE MANUFACTURE, USE, SALE, OR OTHERWISE DISPSITION OF MITSUBISHI PRODUCTS OR WAVECOM PRODUCTS BY MITSUBISHI, WAVECOM OR THEIR RESPECTIVE CUSTOMERS IN ANY MANNER THAT DIRECTLY OR INDIRECTLY VIOLATES THE LAWS OR REGULATIONS OF ANY COUNTRY.

ARTICLE 10 – ASSIGNMENT

10.1	This Agreement shall inure to the benefit of, and be binding upon the parties hereto and their respective successors and assignees. This Agreement or any right or duty hereunder shall not be assigned by either party to any third party without the prior written consent of the other party which shall not be unreasonably withheld. Any assignment without such consent shall be null and void.

ARTICLE 11 – INCONTESTABILITY

11.1	Neither party shall initiate or join with another in any action to invalidate any claims of Mitsubishi Patents or Wavecom Patents, or contest the validity or scope of any such claims.

ARTICLE 12 – NOTICES

12.1	All notices, requests, demands and other communications pursuant to this Agreement or in connection therewith shall be in writing and shall be sent by telecopier, cable or registered air mail, postage prepaid, addressed to the party to be notified. Notice will be deemed to be received five (5) working days after the date of mailing; provided that in the event notice is given by telecopier or cable, notice shall be deemed to be received upon receipt of said telecopier or cable, and further, provided, that said telecopier or cable shall be followed by a letter confirming the contents of said telecopier or cable which shall be mailed within five (5) working days after the sending of the telecopier or cable to which it relates. The notices shall be sent to the following addresses:

In the case of Mitsubishi: Mitsubishi Electric Corporation Mitsubishi Electric Corporation
2-2-3, Marunouchi Chiyoda-ku, Tokyo 100-8310, Japan
Attention: General Manager, Corporate Licensing Department […] In the case of Wavecom: Wavecom S.A. 3, esplanade du Foncet, 92442 Issy-les-Moulineaux Cedex, France
Attention: Legal Director
With copy to: CEO […]
or to such other address as the party may from time to time notify the other.

ARTICLE 13 – GOVERNMENTAL REQUIREMENTS

13.1	Either party agrees that it will not make, use, sell, lease or otherwise distribute Mitsubishi Products or Wavecom Products and will not practice Wavecom Patents or Mitsubishi Patents in any manner that directly or indirectly violates the laws or regulations of any country, including but not limited to any and all export and import control laws and regulations, and acknowledges that it has the sole responsibility to obtain such licenses to export, re-export or import Mitsubishi Products or Wavecom Products as may be required.
13.2	Nothing in this Agreement warrants that Mitsubishi Products or Wavecom Products made in one country or area can be exported from such country or area. Neither party shall have any obligation to cooperate with the other party regarding such party’s obedience to laws and regulations under Article 13.1

ARTICLE 14 – MISCELLANEOUS

14.1	This Agreement shall be construed, governed, interpreted and applied in accordance with the laws of […]. The language of this Agreement is the English language and any communication between the parties shall be in English.

14.2	Any dispute arising out of or relating to this Agreement shall be primarily settled amicably. If this is not possible, the dispute shall be finally settled by arbitration in accordance with the Rules of Conciliation and Arbitration of the International Chamber of Commerce by three (3) arbitrators selected according to the referred arbitration rules. The arbitration shall be conducted […]. Judgment upon the award rendered may be entered in any court having jurisdiction or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.
14.3	This Agreement constitutes the full and complete understanding between the parties with respect to the subject matter hereof and supersedes all prior representations and agreements between the parties with regard to the subject matter hereof. It shall not be varied or modified by any oral agreement, representation or otherwise except by a written instrument duly executed by the parties hereto.
14.4	The provisions of this Agreement are severable, and in the event that any provisions of this Agreement shall be determined to be invalid or unenforceable under any controlling body of law, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof.
14.5	The failure of either party to assert a right hereunder or to insist upon compliance with any terms and conditions of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such terms and conditions by the other party.
14.6	In case performance of this Agreement is prevented because of laws, both present and future, of any government having jurisdiction over the parties hereto, or orders, regulations, directions or requests of any such government, or any department, agency or corporation thereof, or war, strike, fire, acts of God or other cause beyond control of either or both of parties hereto, the party concerned shall notify the other party of the occurrences, and appropriate and proper measures shall be taken pursuant to mutual agreements of the parties hereto. Neither party shall be liable for non-performance of this Agreement while such condition exists.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers or representatives on the day and year first above written.

Mitsubishi Electric Corporation	WAVECOM S.A.

By:	By:

Name:	Name:

Title:	Title: